NEWS RELEASE

Guanacevi Mine Operations - 2006 Review And 2007 Forecast:
Silver Production Rose 42% To 1.35 Million Oz in 2006,
Forecast to Double to 2.6 Million Oz Silver in 2007

Vancouver, Canada – March 20, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces that in 2006, production from the Guanacevi Mine operations in Durango, Mexico rose 42% to 1.35 million oz silver and 2,493 oz gold (1.48 million oz Ag equivalents at a 50 silver: 1 gold ratio).

All of the production at Guanacevi came from the Porvenir mine, which produced 153,794 tonnes (439 tonnes per day) grading 425 gpt silver and 0.84 gpt gold for a total of 1.91 million oz silver and 2,449 oz gold. Only 117,255 tonnes (335 tonnes per day) grading 449 gpt silver and 0.90 gpt gold were processed by the plant due to delays, now resolved, in the plant expansion program. The remaining 46,891 tonnes of mine production were added to the plant stockpiles, which at year-end contained 57,643 tonnes grading 308 gpt silver, or 570,805 oz silver.

In 2007, production is forecast to double to 2.57 million oz silver and 4,720 oz gold (2.80 million oz Ag equivalents) from 275,820 tonnes (756 tonnes per day) grading 376 gpt silver and 0.68 gpt gold. The Porvenir mine is scheduled to produce 212,500 tonnes (582 tonnes per day) grading 405 gpt silver and 0.74 gpt gold and the 63,320 tonne balance will be drawn from the stockpiles(which includes 8,600 tonnes of old tailings).

The Guanacevi Mine Operations 2006 Review and 2007 Forecast is shown in the following table:

Guanacevi Mine Operations 2006 Review and 2007 Forecast

	2006	2007

Silver (oz)	1,352,661	2,567,000
Gold (oz)	2,493	4,720
Ag Equivalents (oz)	1,480,000	2,803,000

Mill (t)	117,255	275,820
Input (tpd)	335	756
Silver (gpt)	449	376
Recovery (%)	80.0	77.0
Gold (gpt)	0.9	0.68
Recovery (%)	73.0	78.0
Ag Equivalents (opt)	14.4	13.2

Mine (t)	153,794	212,500
Output (tpd)	439	582
Silver (gpt)	425	405
Gold (gpt)	0.84	0.74
Ag Equivalents (opt)	13.6	14.2

Stockpiles (t)	57,643	2923
Silver (gpt)	308	308

The Company’s financial review and forecast will be released after the audited year-end financial statements are filed at the end of March.

The main reason the plant production fell short of the mine production in 2006 was because of delays in the installation and commissioning of a 10 ½ x 12 foot ball mill and related facilities. In December, Endeavour started commissioning the mill and found many issues that required immediate work, including a re-engineering and re-installation of the mill.

Endeavour is pleased to announce that these new plant facilities are now running at their design specifications. The mill will continue the commissioning period until the end of March.

Endeavour enjoyed another solid year of accomplishments elsewhere in its operations, highlighted by the tripling of reserves and resources at the Guanacevi Mines Project through its aggressive exploration drilling programs. Endeavour drilled 38,121 m of core in 163 drill holes, all but 9 holes in the Guanacevi area in 2006.

This year, exploration drilling will continue at Guanacevi but emphasis will also be placed on the Company’s new projects, including the Bolanitos mine in Guanajuato, the Parral project in Chihuahua and the Arroyo Seco project in Michoacan. Management’s goal is to add at least 20 million oz of new silver resources through exploration in 2007.

Other 2006 operations highlights were as follows:

Safety	* Reduced lost-time accidents per manday

Environmental	* Planted 3,000 pine seedlings for a total of 9,000 since 2004

Community	* Sponsored 2 student scholarships to attend college

Exploration	* Drilled 38,000 m in 163 holes

Development	* Drove 6,800 m of underground ramps, sills and raises

Mine Projects	* Purchased 6 new scoop trams and ordered 2 new jumbo drills
* Built 2 new underground electrical substations
* Refurbished the mine offices

Mill Projects	* Initiated plant expansion program including a large new ball mill
* Built new electrical substation
* Upgraded the plant laboratory

In 2007, the plant expansion program will continue with emphasis on improving metal recoveries by upgrading the performance of the CCD leach, Merrill Crowe precipitation and refinery circuits to produce dore bars. The development of a second silver mine at Guanacevi later this year for production in 2008 is now being evaluated as part of the 5 year mine and 10 year tailings plans.

Bradford Cooke, Chairman and CEO commented, “Endeavour enjoyed a great year in exploration in 2006, a good year at the mine and a challenging year at the plant. Fortunately, by staffing up to meet the challenges of such aggressive growth, the Endeavour operation team has successfully overcome the plant challenges and production is now ahead of schedule for 2007. Shareholders can look forward to another banner year of growth thanks to the talented and hard working Endeavour operations team in Mexico.“ Godfrey Walton, M.Sc., P.Geo., is the Qualified Person responsible for reviewing all of the operating data for the Guanacevi Mines Project. A Quality Control sampling program of blanks and duplicates has been instituted to monitor the integrity of all assay results from the mine and plant. All samples are assayed at the Guanacevi plant, and selected rejects, pulps, blanks and duplicates are delivered to the BSI Inspectorate sample prep lab in Durango for check assays. Samples are dried, crushed, split and 30 gram pulp samples are then air freighted to Reno, Nevada for analysis at the BSI Inspectorate laboratory. Gold and silver at both Guanacevi and BSI are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. The expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango coupled with the Company’s aggressive exploration and acquisition programs should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.

Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.